SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012.

Commission File No. 333-8880

Satélites Mexicanos, S.A. de C.V.

(Exact name of Registrant as specified in its charter)

Mexican Satellites, a Mexican Company of Variable Capital

(Translation of the Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation)

Avenida Paseo de la Reforma 222 Pisos 20 y 21, Colonia Juárez, 06600 México, D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F Form

20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

QUARTERLY REPORT ON FORM 6-K

INDEX TO UNAUDITED FINANCIAL INFORMATION

Page

PART I – FINANCIAL INFORMATION

Item 1. Basis of presentation of quarterly information	2

Item 2. Unaudited Consolidated Financial Statements:

Consolidated Balance Sheets as of June 30, 2012 (unaudited) and December 31, 2011	3

Unaudited Consolidated Statements of Operations for the six months ended June 30, 2012, one month ended June 30, 2011 (Successor Registrant), five months ended May 31, 2011 (Predecessor Registrant) and for the three months ended June 30, 2012, one month ended June 30, 2011 (Successor Registrant) and two months ended May 31, 2011 (Predecessor Registrant)	4

Unaudited Consolidated Statements of Cash Flows for the six months ended June 30, 2012, one month ended June 30, 2011 (Successor Registrant) and five months ended May 31, 2011 (Predecessor Registrant)	5

Notes to the Unaudited Consolidated Financial Statements	7

Item 3. Management’s Discussion and Analysis of Financial Condition and Results of Operations:	29

Results of Operations for the Six Months Ended June 30, 2012 and 2011	29

Results of Operations for the Three Months Ended June 30, 2012 and 2011	31

PART II – OTHER INFORMATION

Item 1. Legal Matters	35
Item 2. Other Matters	35
Item 3. Exhibits	37
Item 4. Signatures	38

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Item 1. Basis of Presentation of Quarterly Periods Information

On May 5, 2011, Satélites Mexicanos, S.A. de C.V. (“Satmex”), entered into an Indenture with Wilmington Trust, National Association, as successor by merger to Wilmington Trust FSB, as trustee, (the “Indenture”) pursuant to which Satmex issued $325 million aggregate principal amount of 9.5% Senior Secured Notes due 2017 (the “Original Notes”). On April 9, 2012, Satmex issued $35 million aggregate principal amount of additional 9.5% Senior Secured Notes due 2017 (the “Additional Notes”, and together with the Original Notes, the “Notes”) pursuant to the terms of the Indenture. Section 4.03 of the Indenture requires Satmex to furnish to the holders of the Notes and the trustee (or file with the SEC for public availability) reports on Form 6-K after the occurrence of an event required to be reported on Form 8-K if Satmex was required to file such reports. As such, Satmex is furnishing this Form 6-K to disclose material non-public information regarding a completed quarter pursuant to Item 2.02 of Form 8-K.

The presentation in this Form 6-K gives effect to the issuance of the Notes pursuant to the Indenture and the related transactions including, but not limited to, our voluntary filing for protection under Chapter 11 of the U.S. Bankruptcy Code on April 6, 2011 and the confirmation of our plan of reorganization on May 11, 2011, which plan became effective on May 26, 2011 (the “Transactions”). See Notes 2 and 14 of the Notes to the Unaudited Consolidated Financial Statements herein for a description of the Transactions.

The accompanying consolidated financial statements have not been audited, but are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). They do not include all of the information and footnotes required by U.S. GAAP for a complete set of unaudited consolidated financial statements. References to U.S. GAAP issued by the Financial Accounting Standards Board (“FASB”) in these footnotes are to the FASB Accounting Standards Codification (the “Codification”).

This periodic report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. They can be identified by the use of forward-looking words such as “believe”, “expect”, “plan”, “may”, “should”, or “anticipate” or their negatives or other variations of these words or other comparable words, or by discussion of strategy that involves risks and uncertainties. These forward-looking statements may be included in, but are not limited to, various filings made by us with the Securities and Exchange Commission (the “Commission”), press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements are only predictions. Actual events or results could differ materially from those projected or suggested in any forward-looking statement as a result of a wide variety of factors and conditions. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. In any event the accompanying statements are applicable only as of the date of this Form 6-K and we undertake no obligation to update or revise any of them.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

PART 1 – FINANCIAL INFORMATION

Condensed Consolidated Balance Sheet

(In thousands of U. S. dollars)

	June 30, 2012	December 31,2011
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$102,086	$79,251
Accounts receivable, net	19,426	12,658
Inventories, net of allowance for obsolescence	476	489
Prepaid insurance and other assets	6,211	6,687

Total current assets	128,199	99,085

Satellites and equipment, net	468,756	443,015
Concessions, net	43,733	44,628
Intangible assets	48,367	63,810
Deferred financing cost	12,331	13,677
Guarantee deposits and other assets	797	728

Total	$702,183	$664,943

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$16,101	$18,863
Deferred revenue	4,645	1,361
Income tax payable	—	454
Deferred income taxes	337	1,490

Total current liabilities	21,083	22,168

Debt obligations	360,669	325,000
Deferred revenue	24,785	33,800
Guarantee deposits and accrued expenses	3,352	2,904
Labor obligations	744	891
Deferred income taxes	24,183	19,889

Total liabilities	434,816	404,652

Contingencies and commitments (Note 14)

Shareholders’ equity:
Paid-in capital	275,662	275,662
Common stock, class I, no par value, 50,000 shares authorized, issued and outstanding;
Common stock, class II, no par value, 129,950,000 shares authorized, issued and outstanding
Accumulated deficit	(11,723)	(18,882)

Total Satélites Mexicanos, S. A. de C. V. shareholders’ equity	263,939	256,780
Noncontrolling interest	3,428	3,511

Total shareholders’ equity	267,367	260,291

Total	$702,183	$664,943

See accompanying notes to these unaudited condensed consolidated financial statements.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Operations

(In thousands of U. S. dollars)

	Six months			Three months
	Successor Registrant		Predecessor Registrant	Successor Registrant		Predecessor Registrant
	Six months ended June 30, 2012	Period from May 27, 2011 through June 30, 2011	Period from January 1, 2011 through May 26, 2011	Three months ended June 30, 2012	Period from May 27, 2011 through June 30, 2011	Period from April 1, 2011 through May 26, 2011
Revenues
Satellite services	$57,245	$8,478	$43,734	$31,418	$8,478	$17,100
Broadband satellite services	4,795	1,237	5,190	2,475	1,237	2,004
Programming distribution services	7,383	996	4,786	3,693	996	1,978

Total revenues	69,423	10,711	53,710	37,586	10,711	21,082

Cost and expenses
Satellite services	4,234	776	4,401	2,120	776	1,829
Broadband satellite services	1,031	306	685	610	306	244
Programming distribution services	3,832	613	2,625	1,984	613	1,070
Selling and administrative services	10,125	1,903	7,714	5,465	1,903	2,953
Depreciation and amortization	34,526	6,803	17,080	17,268	6,803	6,858
Recapitalization transactions expenses	—	—	28,766	—	—	19,920

Total cost and expenses	53,748	10,401	61,271	27,447	10,401	32,874

Operating income (loss)	15,675	310	(7,561)	10,139	310	(11,792)

Other (expenses) income:
Interest expense	(5,464)	(1,193)	(19,499)	(2,966)	(1,193)	(8,826)
Interest income	227	66	150	120	66	56
Net foreign exchange gain (loss)	57	(59)	349	(516)	(59)	176

	(5,180)	(1,186)	(19,000)	(3,362)	(1,186)	(8,594)
Income (loss) before income tax	10,495	(876)	(26,561)	6,777	(876)	(20,386)
Income tax	3,419	1,298	2,199	(463)	1,298	2,011

Net income (loss)	7,076	(2,174)	(28,760)	7,240	(2,174)	(22,397)

Less: Net (loss) income attributable to noncontrolling interest	(83)	114	3	(195)	114	10

Net income (loss) attributable to Satélites Mexicanos, S.A. de C.V.	$7,159	$(2,288)	$(28,763)	$7,435	$(2,288)	$(22,407)

See accompanying notes to these unaudited condensed consolidated financial statements.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidated Cash Flows

(In thousands of U. S. dollars)

	Six months
	Successor Registrant		Predecessor Registrant
	Six months ended June 30, 2012	Period from May 27, 2011 through June 30, 2011	Period from January 1, 2011 through May 26, 2011
Cash flows from operating activities:
Net income (loss)	$7,076	$(2,174)	$(28,760)
Adjustments to reconcile net income to net cash provided by operatings activities:
Net periodic pension cost	(147)	—	—
Depreciation and amortization	34,526	6,803	17,080
Deferred income taxes	3,141	1,312	1,575
Deferred revenue	(5,731)	(114)	(977)
Interest accrued to principal on debt obligations	—	—	4,020
Amortization of deferred financing costs	1,571	253	—

Changes in operating assets and liabilities:
(Increase) decrease in:		—	—
Accounts receivable	(6,768)	3,227	(6,486)
Due from/to related parties	—	—	840
Inventories	13	121	(166)
Prepaid insurance	1,441	279	1,881
Guarantee deposit and other assets	(69)	132	(132)
Accounts payable and accrued expenses	(3,595)	(12,529)	18,594
Guarantee deposits and accrued expenses	448	(147)	665

Net cash provided by (used in) operating activities	31,906	(2,837)	8,134
Cash flows from investing activities:
Construcction in progress—Satellites (including capitalized interest)	(43,134)	(45,755)	(42,333)
Acquisition of equipment	(416)	13	(635)

Net cash used in investing activities	(43,550)	(45,742)	(42,968)

Cash flow from financing activities:
Proceeds from equity interest	—	90,000	—
Repayment of First Priority Old Notes	—	(238,237)	—
Issuance of Senior Secured Notes	—	—	325,000
Issuance of Notes and expenses	35,700	—	—
Deferred financing costs	(1,221)		(18,247)

Net cash provided by (used in) financing activities	34,479	(148,237)	306,753

Cash and cash equivalents:
Increase (decrease) for the period	22,835	(196,816)	271,919
Beginning of period	79,251	347,631	75,712

	$102,086	$150,815	$347,631

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

	Six months
	Successor Registrant		Predecessor Registrant
	Six months ended June 30, 2012	Period from May 27, 2011 through June 30, 2011	Period from January 1, 2011 through May 26, 2011
Supplemental disclosures of cash flow information:
Cash paid during the period:
Interest paid, net of interest capitalized	$16,583	$—	$40,196

Capitalized interest	$13,173	$1,772	$3,801

Income taxes paid	$1,048	$272	$528

Non-cash investing activities:
Capital expenditures incurred not yet paid	$502	$40,667	$35,678

Non-cash financing activities:
Capitalization of debt into common stock	$—	$206,890	$—

See accompanying notes to these unaudited condensed consolidated financial statements.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Notes to the Unaudited Condensed Consolidated Financial Statements

(In thousands of U.S. dollars, unless otherwise stated)

1.	Nature of business

Satélites Mexicanos, S. A. de C. V. and subsidiaries (“Satmex” or the Company) is a provider of fixed satellite services in the Americas. Satmex’s current fleet is comprised of three satellites, Satmex 6, Satmex 5, and Solidaridad 2 in contiguous orbital slots that enable its customers to effectively serve its entire coverage footprint utilizing a single satellite connection.

Satmex primarily provides commercial satellite services through Satmex 6 and Satmex 5, which have a total of 108 C- and Ku-band 36 MHz transponder equivalents. Satmex has started construction and entered into a launch services agreement for a new satellite, Satmex 8, which will replace Satmex 5. Satmex anticipates that construction of Satmex 8 will be completed by August 2012 and that Satmex 8 will be in-service by the end of 2012. In March 2008, Solidaridad 2 was placed in inclined orbit. It primarily provided L-band service to the Mexican government for national security and social services. On June 1, 2011, Satmex received the results of an independent study and based on such study Satmex has decided to de-orbit the satellite. Satmex intends to pursue plans for a new satellite, Satmex 7, to occupy the orbital slot of Solidaridad 2 and offer both C- and Ku-band services. In the interim, Satmex anticipates transferring Satmex 5 to the Solidaridad 2 orbital slot once Satmex 8 is in orbit.

Satmex also offers the programming distribution services segment to offer TV programs in Spanish for Hispanic communities living in the United States of America (“USA”). Through one of its subsidiaries, the Company also provides other broadband satellite transmission capacity services for various applications, such as internet access via satellite, telecommunication transmission and broadcasting.

2.	Recapitalization Transactions

In order to address its liquidity needs, enhance its long-term growth and improve its competitive position, Satmex carried out a comprehensive recapitalization of the Company through various transactions pursuant to which the following actions have been taken (which are referred to, collectively, as the “Recapitalization Transactions”):

On December 22, 2010, Nacional Financiera, S. N. C., Institución de Banca de Desarrollo, Dirección Fiduciaria, in its capacity as trustee (the “NAFIN Trust”) and Deutsche Bank Mexico, S. A., Institución de Banca Múltiple, División Fiduciaria, in its capacity as trustee (the “Deutsche Trust”) (collectively the “Sellers”), former shareholders of Satmex, entered into a Share Purchase Agreement (the “SPA”) with Holdsat Mexico, S. A. P. I. de C. V., a variable capital investment promotion society (sociedad anónima promotora de inversion de capital variable), organized and existing under the laws of Mexico (“Holdsat Mexico”), as buyer, for the acquisition of the 100% of the outstanding voting equity interests of Satmex. On March 10, 2011, Holdsat Mexico ceded and assigned a portion of its rights under the SPA to acquire all existing Series “B” and “N” shares of Satmex to Satmex International B.V., a limited liability company organized under the laws of the Netherlands (“Investment Holdings BV”), which is beneficially and indirectly owned by holders of the Second Priority Secured Notes (the “Second Priority Old Notes”) of Satmex. Investment Holdings BV owns 49% of the common stock of Holdsat Mexico. The assignment of these rights by Holdsat Mexico to Investment Holdings resulted in both entities forming a collective group of investors (the “Group of Investors” or the “Buyers”) to acquire control in Satmex upon the effectiveness of the SPA, which occurred after the fulfillment of the following transactions:

•	Payment by the Buyers of $6.25 million to the Sellers for 100% of the outstanding common stock of Satmex, which occurred on May 26, 2011;

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

•

The offering and sale of the Senior Secured Notes (“Senior Secured Notes”), due 2017, for $325.0 million, which were initially offered on May 5, 2011 to qualified institutional buyers under Rule 144A of the Securities Act and to persons outside of the U.S. in compliance with Regulation S of the Securities Act. The Senior Secured Notes were subsequently exchanged for new exchange notes, due 2017, for a like principal amount, registered with the U.S. Securities and Exchange Commission (the “SEC”), effective September 26, 2011. The proceeds received from the Senior Secured Notes were used to repay the First Priority Senior Secured Notes due 2011 (the “First Priority Old Notes”) on May 26, 2011; and

•

The voluntary filing by Satmex, Alterna’TV Corporation and Alterna’TV International Corporation for protection under Chapter 11 of the U.S. Bankruptcy Code and confirmation of a prepackaged plan of reorganization filed in the United States Bankruptcy Court (the “Plan”), which such confirmation occurred on May 11, 2011. Consummation of the Plan occurred on May 26, 2011 (the “Plan Effective Date”). The Plan contemplated the following transactions:

•

The conversion of the Second Priority Old Notes (which were to mature in 2013) into direct or indirect equity interests representing 7.146% of the economic interests in the emerging entity (“Reorganized Satmex”) (the “Conversion Rights,” subject to dilution by any equity issued under any management incentive plan, as determined, adopted and approved by the Board of Directors of Reorganized Satmex on the Plan Effective Date, and any future issuance of equity, including certain primary rights and follow-on rights (the “Primary Rights” and the “Follow-On Rights,” respectively) of the holders of the Second Priority Old Notes as discussed below). In lieu of the Conversion Rights, the Primary Rights and the Follow-On Rights, holders of the Second Priority Old Notes could have elected to receive a cash payment of 38 cents per U.S. dollar in principal amount of the Second Priority Old Notes (including accrued and paid-in kind interest). All interested holders of Second Priority Old Notes elected the Conversion Rights, which such conversion occurred on May 26, 2011;

•

The offering of the Primary Rights to holders of the Second Priority Old Notes, which comprised the rights to purchase direct or indirect equity interests representing up to 85.753% of the economic interests in Reorganized Satmex for up to $96,250 (subject to dilution by any equity issued under any management incentive plan, as determined, adopted and approved by the Board of Directors of Reorganized Satmex on the Plan Effective Date, and any future issuance of equity, including the Follow-On Rights, as discussed below). The Primary Rights were exercised for $90,000, effective on May 26, 2011, representing 83.254% of the outstanding capital of Reorganized Satmex;

•

Aside from holders of the First Priority Old Notes and the Second Priority Old Notes which received the treatment described above, all holders of allowed claims against the debtors, including employees, trade creditors and other priority and non-priority creditors, were paid in the ordinary course during the resolution of the bankruptcy or in full on, or shortly after, the Plan Effective Date.

Paid-in capital of Reorganized Satmex as a result of the SPA and the Plan is presented in Note 11 to the accompanying unaudited condensed consolidated financial statements.

New Basis of Accounting (Push-down accounting)

As the events described above occurred as expected, the SPA became legally effective on May 26, 2011, and resulted in a change in control among the Sellers and the Group of Investors. Given these facts and as a result of becoming substantially wholly-owned by the Group of Investors, Satmex applied push-down accounting in its consolidated financial information to reflect its acquisition by the Group of Investors. The acquisition method of accounting was applied, resulting in a new basis of accounting for the “successor period” beginning on May 26, 2011 (the “Acquisition Date”).

As a result, the Company recognized and measured, at their fair values, the identifiable assets acquired, liabilities assumed and the related noncontrolling interests. In order to determine fair values, Satmex considered the following generally accepted valuation approaches: The cost approach, the income approach and the market approach.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

a.	The total estimated consideration transferred, at fair value, for the acquisition of 100% of Satmex’s common stock was as follows:

Consideration at fair value:	As of May 26, 2011
Cash paid	$1,000
Executive bonuses	6,303
Cash consideration paid upon completion of the share purchase agreement	5,250
Rights offering	90,000
Capitalization of Second Priority Old Notes	78,618

Fair value of total consideration transferred	$181,171

b.	Acquisition-related costs were $47,013, of which $18,247 represent the cost of issuing the Senior Secured Notes, which was capitalized within other assets (see Note 4g) on May 5, 2011 (date of issuance of the Senior Secured Notes) and $28,766 were included in the Predecessor statement of operations within recapitalization transactions expenses.

c.	The following table summarizes the recognized amounts of identifiable assets, assumed liabilities and non-controlling interest, pushed-down in order to be reflected in Satmex’s financial information:

Recognized amounts of identifiable assets acquired and liabilities assumed:	As of May 26, 2011
Satellite and equipment	$344,000
Intangible assets	88,168
Concessions	45,672
Deferred financing cost	18,247
Financial assets, net of financial liabilities	67,623
Deferred income taxes	(10,372)
Deferred revenue	(35,956)
First Priority Old Notes	(238,237)

Total identifiable net assets	279,145

Non-controlling interest (1)	(3,486)
Bargain purchase	(94,488)

$181,171

All assets and liabilities acquired have been measured at fair value.

(1)

The fair value of the noncontrolling interest in Enlaces, a private entity, was estimated by applying the income approach. This fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement. Key assumptions include a discount rate of 12.30%, a terminal value based on terminal earnings before interest, taxes, depreciation, and amortization, and financial multiples of entities deemed to be similar to Enlaces between 5x and 6x.

As a result of the acquisition, the Company has recorded bargain purchase of $94,488, representing the amount of the fair value of the net assets acquired in excess of the purchase price. The bargain purchase gain represents the purchase of Satmex by the Group of Investors at less than fair value of Satmex’s net assets and stems from the restructuring of Satmex. At the end of 2010, the existing debt of Satmex was set to mature within the following twelve months; additionally, Satmex required additional financing for its future satellites. Its current stockholder at that time did not actively administer or operate Satmex and had not provided further financing so that Satmex could carry out its plans with respect to future operations. Accordingly, a restructuring was entered into, which included the entrance of new active investors, willing and able to contribute the financing necessary for Satmex to continue with its future operating plans, and thus, purchase Satmex from the Sellers at a bargain purchase.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

As the bargain purchase gain does not result from the operations of Satmex, it was recognized as part of Reorganized Satmex’s common stock rather than within its consolidated statement of operations.

3.	Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Factors affecting the comparability of the consolidated financial statements—push-down accounting—The Company has accounted for the Recapitalization Transactions using push-down accounting for the acquisition of the Company by the Group of Investors. This resulted in the adjustment of all net assets to their respective fair values as of the Acquisition Date.

Although Satmex continued as the same legal entity after the Recapitalization Transactions, the application of push-down accounting represents the termination of the old accounting entity and the creation of a new one. As a result, the accompanying unaudited condensed consolidated financial statements are presented for: Predecessor and Successor, which relate to the period preceding the Recapitalization Transaction and the periods succeeding the Recapitalization Transaction, respectively. The Company refers to the operations of Satmex and subsidiaries for both the Predecessor and Successor periods.

Accordingly, the Successor Company presentation is not comparable to the Predecessor Company presentation due to the different basis of accounting.

Interim financial statements – The accompanying consolidated financial statements have been condensed. The accounting policies applied therein are consistent with those of the annual consolidated financial statements for the year ended December 31, 2011.The accompanying condensed consolidated financial statements have not been audited. In the opinion of Company’s Management, all adjustments and other ordinary recurring adjustments necessary for a fair presentation of the accompanying financial statements are included. The results of the interim periods are not necessarily indicative of the results for the full year. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Company and the respective notes as of and for the year ended December 31, 2011.

Consolidation of financial statements – The unaudited condensed consolidated financial statements include the financial statements of Satmex and those of its subsidiaries. The financial statements of the subsidiaries are consolidated from their respective dates of acquisition or incorporation. All intercompany transactions and balances have been eliminated in consolidation.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

The activities of the entities in the consolidated group are described below:

Company	Ownership percentage	Activity

Enlaces Integra, S. de R.L. de C.V. (“Enlaces”)	75.00%	Acquired on November 30, 2006. Enlaces offers private networks for voice, video and data as well as other value-added satellite services in Mexico.

HPS Corporativo S. de R. L. de C. V. (“HPS”)	99.97%	Incorporated on December 20, 2007 to provide administrative services exclusively to Enlaces. It is owned 99.97% by Enlaces and 0.03% by SMVS Administración, S. de R.L. de C.V.

Alterna’TV Corporation (“Alterna’TV Corp.”)	100.00%	Incorporated on December 19, 2008, to be a vehicle to contract the procurement of the Satmex 7 satellite.

Alterna’TV International Corporation (“Alterna’TV Int.”)	100.00%	Incorporated on May 21, 2009. This entity is engaged in programming distribution services, primarily in the United States of America.

SMVS Administración, S. de R. L. de C. V. and SMVS Servicios Técnicos, S. de R. L. de C. V. (“Service Companies”)	99.97%	Incorporated on June 30, 2006, to provide administrative and operating services exclusively to Satmex.

Satmex USA LLC (“Satmex USA”)	100.00%	Incorporated on August 4, 2011. This entity holds the non-controlling interests related to the Service Companies.

Satmex Escrow, S. A. de C. V., (“Escrow”) was incorporated on March 8, 2011 solely to act as the issuer of the Senior Secured Notes and was merged into Satmex on May 26, 2011. Satmex assumed all of Escrow’s obligations.

Foreign currency transactions—For U.S. GAAP reporting purposes, the Company maintains separate accounting records in its functional currency, the U.S. dollar. Transactions denominated in Mexican pesos and other foreign currencies are recorded at the rate of exchange in effect at the date of the transactions. Monetary assets and liabilities denominated in Mexican pesos and other foreign currencies are converted into the Company’s functional currency at the rate of exchange in effect at the balance sheet date (Mexican pesos per one U.S. dollar as of June 30, 2012 and December 31, 2011, were $13.7668 and $13.9787, respectively), with the resulting effect included in other (expense) income within results of operations.

4.	Significant accounting policies

A summary of the significant accounting policies used in the preparation of the accompanying unaudited condensed consolidated financial statements follows:

a.	Cash and cash equivalents—This line item consists mainly of bank deposits in checking accounts and readily available daily investments of cash surpluses. Cash equivalents are composed of highly liquid investments with original maturities of three months or less. This line item is stated at nominal value plus accrued yields, which are recognized in results as they accrue.

b.	Concentration of credit risk—Financial assets, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are maintained with high-credit quality financial institutions.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

The Company’s customers are comprised of several companies in the private domestic sector and certain foreign companies. Management considers that its credit evaluation, approval and monitoring processes combined with negotiated billing arrangements mitigate potential credit risks with regard to its current customer base.

The principal customers of the Company are as follows: for Satellite services — broadcasting: Grupo Televisa and Productora y Comercializadora de Televisión, S.A. de C.V.; for Satellite services — telecommunications: Teléfonos de México, S.A.B. de C.V., Telmex Perú, S.A. (“Telmex”) and Hunter Communications, Inc.; and for Satellite services — data transmission and Internet: Hughes Network Systems, LLC. For Programming distribution services (Alterna’TV International Corp.), the Company’s principal customers are Direct TV and Comcast Cable Communications. For Broadband satellite services (Enlaces), the principal customers are Cadena Comercial Oxxo, S.A. de C.V. and Oxxo Express, S.A. (“Grupo Oxxo”), Nueva Wal-Mart de México, S. de R.L. de C.V. (“Grupo Wal Mart”) and Ted Tecnología Editorial, S.A. de C.V. and Mainbit, S.A. de C.V. (“Grupo Ted and Mainbit”) .

Revenues provided by Satellite services, Broadband satellite services, and Programming distribution services were obtained from:

	Six months ended June 30, 2012	Six months ended June 30, 2011
	%	%
Hughes Networks Systems, Inc.	11	15
Telmex	14	15
Other foreign customers	42	38
Other domestic customers	33	32

c.	Inventories—Inventories consist mainly of antennas and are stated at the lower of cost or market value. Cost is determined using the average cost method.

d.	Satellites and equipment—As of May 26, 2011, Satmex adopted push-down accounting, under which its satellites and equipment were recorded at fair values based upon the appraised values of such assets. Satmex determined the fair value of the satellites and equipment using the cost approach. The cost approach, often referred to as current replacement cost, estimates fair value based on the amount that currently would be required to replace the service capacity of an asset. Assets acquired after the adoption of push-down accounting are recorded at acquisition cost.

Depreciation is calculated using the straight-line method for satellites, related equipment and other owned assets over the estimated useful lives of the related assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements.

The estimated useful lives of our in-orbit satellites and the estimated remaining useful lives, as of June 30, 2012, are as follows:

	Useful Life (Years)	Estimated Remaining Useful Life (Years)
Satmex 6	15.0	10.69
Satmex 5	15.0	0.63
Solidaridad 2	14.5	0.00

Depreciation of satellites commences on the date on which the satellite is placed in orbit. Satmex 6 was launched on May 27, 2006 and commenced operations in July 2006. Satmex 5 was launched on December 5, 1998 and commenced operations in January 1999. Solidaridad 2 concluded its depreciation period based upon its estimated useful life during 2009.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

The estimated useful lives of equipment are as follows:

Useful life (Years)
Equipment:

Satellite equipment	15
Furniture and fixtures	10
Leasehold improvements	5
Teleport, equipment and antennas	10

Costs incurred in connection with the construction and successful deployment of the satellites and related equipment are capitalized. Such costs consist primarily of the costs of satellite construction and launch, including launch insurance and insurance during the period of in-orbit testing, the net present value of performance incentives expected to be payable to the satellite manufacturers, costs directly associated with the monitoring and support of satellite construction, and interest costs incurred during the period of satellite construction. Satellite construction and launch services are generally procured under long-term contracts that provide for payments over the contract periods. Satellite construction and launch services costs are capitalized to reflect progress toward completion. Capitalizing these costs typically coincides with contract milestone payment schedules.

The insurance paid to renew in-orbit coverage is recorded as a prepaid insurance and amortized over the related policy period (see Note 14).

e.	Concessions—As of May 26, 2011, Satmex adopted push-down accounting, under which its concessions were recorded at fair values based upon the appraised values of such assets. Satmex determined the fair value of the orbital concessions and the public telecommunications network concession using market approach and income approach methods, respectively. Orbital concessions are amortized over 40 years using the straight-line method; their remaining useful life as of the Acquisition Date was 26 years. The public telecommunications network concession is amortized over 30 years using the straight-line method; its remaining useful life as of the Acquisition Date was 19 years.

f.	Valuation of satellites and long-lived assets—The carrying value of the satellites, amortizable intangible assets and other long-lived assets is reviewed for impairment wherever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the expected undiscounted future cash flows are less than the carrying value of the long-lived assets, an impairment charge is recorded based on such asset’s estimated fair value. Changes in estimates of future cash flows could result in a write-down of the asset in a future period.

Estimated future cash flows from the Company’s satellites could be impacted by changes in estimates of its ability to operate the satellite at expected levels, changes in the manner in which the satellite is to be used and the loss of one or several significant customer contracts on the satellite.

g.	Deferred financing costs—Deferred financing costs related to the issuance of Senior Secured Notes were capitalized and reported as an asset. These costs are amortized to interest expense using the effective rate interest method.

Intangible assets—Intangible assets arising from push-down accounting are initially recorded at fair value using the income approach method. Intangible assets identified as part of the push-down of acquisition accounting consisted primarily of contract backlog and customer relationships. The Company reviews intangible assets for impairment whenever facts and circumstances indicate that the carrying amounts may not be recoverable. An intangible asset with a determinable useful life is considered to have been impaired when its carrying amount exceeds its fair value; however, an impairment loss shall only be recognized when the estimated future undiscounted cash flows expected to result from the use and eventual disposition of the asset are less than the carrying value of the asset. The Company measures an impairment loss as the difference between the carrying value of the asset and its fair value.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

The costs of intangible assets with finite and determinable useful lives are amortized to reflect the pattern of consumption, over the estimated useful lives of the assets, as follows:

Useful life (Years)
Contract backlog	10
Customer relationships	4
Landing rights	5
Internally develop software and technology	5

h.	Labor obligations—In accordance with Mexican Labor Law, Satmex provides seniority premiums benefits to its employees under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit. Satmex also provides statutorily mandated severance benefits to its employees terminated under certain circumstances. Such benefits consist of a one-time payment of three months wages plus 20 days wages for each year of service payable upon involuntary termination without just cause. Costs associated with these benefits are provided for based on actuarial computations using the projected unit credit method.

i.	Fair value of financial instruments and fair value measurements—An entity is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Accounting guidance establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Inputs used to measure fair value may fall into one of three levels:

Level 1—applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2—applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3—applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments consist principally of cash and cash equivalents, accounts receivable, debt, accounts payable and accrued expenses. The Company believes that the recorded values of cash, accounts receivable, accounts payable and accrued expenses approximate their current fair values because of their nature and respective maturity dates or durations.

j.	Provisions—Are recognized for current obligations that result of a past event, are probable to result in the use of economic resources and can be reasonably estimated.

k.	Income taxes—Current income taxes, calculated as the higher of the regular Mexican income tax (“ISR”) or the Business Flat Tax (“IETU”), are recorded in the results of the year in which they are incurred. The Company recognizes deferred income tax assets and liabilities for the future consequences of temporary differences between the financial statement carrying amounts of assets and liabilities and their related tax bases, measured using enacted rates. To determine tax bases of assets and liabilities, the Company evaluates whether it expects to be principally subject to ISR or IETU in the future and uses such tax base accordingly. If the Company is unable to conclude that it will be principally subject to either tax regime, a hybrid calculation may be utilized.

Based on the Company’s projections, it determined that in certain fiscal years it will pay ISR, while in others, it will pay IETU. The Company scheduled the reversal of the temporary differences for both ISR and IETU purposes, determined by year whether the applicable temporary differences should be those under ISR or those under IETU, and applied the applicable rates.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Deferred income tax assets are also recognized for the estimated future effects of tax loss carryforwards and asset tax credit carryforwards. A valuation allowance is applied to reduce deferred income tax assets to the amount of future net benefits that are more likely than not to be realized, which is computed based on projected tax results.

l.	Statutory employee profit sharing—Statutory employee profit sharing (“PTU”) is recorded in the results of the year in which it is incurred and presented within operating expenses in the accompanying consolidated statements of operations. Deferred PTU liabilities are derived from temporary differences that result from comparing the accounting and PTU values of assets and liabilities.

m.	Revenue recognition—Fixed satellite service revenues are recognized as the satellite capacity is provided according to service lease agreements. Satellite transmission capacity is sold through permanent and temporary contracts, which stipulate the agreed capacity. Lease agreements are accounted for either as operating or sales-type leases.

Operating lease revenues are recognized on a straight-line basis over the lease term. Revenues for temporary services are recognized as services are performed.

Revenues from end-of-life leases for transponders are usually collected in advance. The Company does not provide insurance and/or guarantees of any kind for the related transponders to these customers. Total revenues and related costs are accounted as sales-type leases and recognized in income when the risk and rewards of the transponders are transferred to the customer in accordance with the agreements.

The public and private network signal and value-added services (“Broadband satellite services”) are recognized when services are rendered.

Public and private net signal and value-added services are recognized when rendered. The sale of antennas and installation services are recognized in the period in which risk and rewards are transferred to the customers, which generally coincides with the completion of the installation of the antennas and acceptance by the customer.

To calculate the monthly revenue attributable to purchasers of “Alterna’TV” programming distribution services, the Company estimates, on a monthly basis, the number of “Alterna’TV” subscribers per purchaser according to the contractual value of each subscriber. Approximately 45 to 60 days after the end of each month, the Company receives a definitive report from each purchaser and reconciles the definitive revenue with the estimated amount, issuing an invoice to such purchaser based on the definitive report. Variations between the estimated and actual revenue amounts are not material.

n.	Deferred revenue—Satmex is required to provide the Mexican federal government, at no charge, approximately 362.88 MHz of its available transponder capacity for the duration of the orbital concessions (“State Reserve”). As of May 26, 2011, as a result of the adoption of push-down accounting, this obligation was recorded at its fair value, using the income approach method, and recognized as deferred revenue with a corresponding increase in the value of the related assets. Deferred revenue is amortized to fixed satellite services revenue based on the expected consumption pattern. On May 26, 2011, in conjunction with the adoption of push-down accounting, the Company revised its estimates regarding the expected life of the deferred revenue to better reflect its expected consumption pattern.

o.	Use of estimates—The preparation of unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the amounts of revenues and expenses reported during the periods reported. Such estimates include the allowance for doubtful accounts, the revenue recognition of programming distribution services, the valuation of long-lived assets and goodwill, the valuation allowance on deferred income tax assets, the scheduling of reversal of the temporary differences under different tax regimes, the estimated useful lives of each satellite and estimates of fair values.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Although management believes the estimates and assumptions used in the preparation of these unaudited condensed consolidated financial statements were appropriate in the circumstances, actual results could differ from those estimates and assumptions.

p.	Recently adopted accounting pronouncements

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement: Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which updated the guidance in ASC Topic 820, Fair Value Measurement. ASU 2011-04 clarifies the application of existing fair value measurement requirements including (1) the application of the highest and best use and valuation premise concepts, (2) measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity, and (3) quantitative information required for fair value measurements categorized within Level 3. ASU 2011-04 also provides guidance on measuring the fair value of financial instruments managed within a portfolio, and application of premiums and discounts in a fair value measurement. In addition, ASU 2011-04 requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The amendments in this guidance are to be applied prospectively, and are effective for interim and annual periods beginning after December 15, 2011, and early application is not permitted. The adoption of this guidance did not have a significant impact on the Company’s unaudited condensed consolidated financial statements and related disclosures.

In June 2011, the FASB issued ASU No. 2011-05, Presentation of Comprehensive Income, which updated the guidance in ASC Topic 220, Comprehensive Income. Under the amendments in this ASU, an entity has the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In both choices, an entity is required to present each component of net income along with total net income, each component of other comprehensive income along with a total for other comprehensive income and a total amount for comprehensive income. This ASU eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity only. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. This new guidance was originally proposed to be effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and applied retrospectively. In October 2011, the FASB proposed to indefinitely defer the specific requirement to present items that are reclassified from other comprehensive income to net income alongside their respective components of net income and other comprehensive income on the face of the respective statements; entities still must comply with the existing requirements during the deferral period. The remaining requirements of ASU 2011-05 are effective for the Company as of the beginning of our first quarter of 2012. The adoption of this guidance did not have an impact on the Company’s unaudited condensed consolidated financial statements and related disclosures as the Company does not have any items of other comprehensive income or loss such that comprehensive loss is solely comprised of net loss of the period.

5.	Cash and cash equivalents

	June 30, 2012	December 31, 2011
Cash	$2,598	$4,142
Cash equivalents (1)	99,488	75,109

	$102,086	$79,251

(1)	The Company’s cash equivalents consist mainly of treasury bills with original maturities less than 20 days.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

6.	Accounts receivable

	June 30, 2012	December 31, 2011
Customers	$18,534	$11,748
Allowance for doubtful accounts	(1,407)	(1,360)

	17,127	10,388
Recoverable income taxes	217	1,519
Recoverable value-added tax and tax withholdings	1,531	651
Other	551	100

	$19,426	$12,658

7.	Satellites and equipment

	June 30, 2012	December 31, 2011
Satellites in-orbit	$196,425	$196,425
Satellite equipment, teleport and antennas	8,678	6,619
Furniture and fixtures	4,691	4,388
Leasehold improvements	316	115

	210,110	207,547
Accumulated depreciation and amortization	(40,997)	(21,145)

	169,113	186,402
Construction in-progress for Satmex 8	281,321	253,149
Construction in progress for Satmex 7 (Note 15)	16,733	2,600
Construction in-progress for Satmex 9	1,250	—
Other construction in-progress	339	864

	$468,756	$443,015

For the six months ended June 30, 2012 and for the periods from May 27 to June 30, 2011 (Successor Registrant) and January 1 to May 26 (Predecessor Registrant), the depreciation and amortization expense related to satellites and equipment was $18,188, $3,010 and $15,187, respectively.

Satmex estimates that the Satmex 8 construction will be completed by July 2012. For the six months ended June 30, 2012 and 2011, interest costs of $13,173 and $5,537 respectively, were capitalized.

8.	Concessions

	June 30, 2012	December 31, 2011
Orbital concessions	$41,740	$41,740
Public telecommunications network	3,932	3,932

	45,672	45,672
Accumulated amortization	(1,939)	(1,044)

	$43,733	$44,628

For the six months ended June 30, 2012 and for the periods from May 27 to June 30, 2011 (Successor Registrant), January 1 to May 26 (Predecessor Registrant),), amortization of concessions was $895, $149 and $588, respectively.

a.	Orbital Concessions and Facilities

In October 1997, the Mexican federal government granted to Satmex the rights to three concessions (the “Concessions”) for an initial 20-year term to operate in the orbital slots 113.0° W.L., 116.8° W.L., and 114.9° W.L. In May 2011, extensions of the Orbital Concessions were granted by the Mexican federal government for an additional term of 20 years as of 2017, expiring in 2037, without payment of any additional consideration. Satmex has the right to an additional 20-year extension, at a certain cost to Satmex, to be determined by the Mexican government, as long as Satmex meets certain conditions, as discussed below.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

In order to extend the orbital concession term, Satmex must comply with all obligations established by the concession documents, solicit extension of the concession before the beginning of the fifth term of the concession, must obtain approval from the Mexican Secretary of Communication and Transportation (“SCT”) of the technical and operating characteristics of any new satellites, and must guarantee the occupation and use of the orbital slots during the concession’s original and extended terms.

In accordance with the Ley Federal de Telecomunicaciones (Federal Law of Telecommunications or “LFT”), concessionaries are required to maintain the satellite control centers within Mexican territory.

The satellites are controlled and operated through two control centers, one of them is located in the east side of Mexico City, and the other one is located in Hermosillo, Sonora. The land and related facilities of the first control center and the land of the second control center are the property of the Mexican federal government.

Use of the land and facilities where the control centers are located that are property of the Mexican federal government was granted to the Company through a concession for a 40-year term, for which the Company pays a fee, which is adjusted every five years by the Secretaría de la Función Pública (The Ministry of Public Administration) (see Note 14).

b.	Concessions for the Use and Exploitation of a Telecommunications Public Network

On January 20, 2000, the Mexican federal government granted Enlaces a “Concession to Operate, Install, Exploit and Use a Public Telecommunications Network within Mexican Territory” at no charge, in order to provide services for private and public networks, and to provide value-added services. The concession term is for 30 years, with the possibility for an extension under certain conditions.

On November 9, 2000, Enlaces obtained from the SCT a registration of value-added services certificate, which allows it to offer internet access services, electronic data transfer and multimedia services (content delivery to private television channels).

The terms of both concessions are subject to certain legal provisions regarding assignment or transfer of rights. According to Mexican Law, Satmex is not allowed to transfer the concessions to any foreign country or state. If the Mexican federal government expropriates them, the companies are entitled to liquidation or resignation of their rights. As of June 30, 2012, the Company has complied with the obligations established in the concession titles.

9.	Intangible assets

Intangible assets recognized in connection with the adoption of push-down accounting are as follows:

	Weighted average remaining amortization	June 30, 2012		December 31, 2011
	period (years)	Gross amount	Accumulated amortization	Gross amount	Accumulated amortization
Contract backlog (1)	9	$86,835	$39,493	$86,835	$24,077
Customer relationships (1)	3	1,333	308	1,333	281

		$88,168	$39,801	$88,168	$24,358

(1)	Using the income approach to determine fair values as of May 26, 2011, as a result of the adoption of push-down accounting.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

For the six months ended June 30, 2012 and for the periods from May 27 to June 30, 2011 (Successor Registrant), January 1 to May 26 (Predecessor Registrant), amortization expense for these intangible assets was $15,443, $3.644 and $1,305, respectively.

Future annual amortization expense for intangible assets is estimated to be as follows:

2012 (remaining six months)	$15,445
2013	22,915
2014	5,600
2015	2,658
2016	898
Thereafter	851

$48,367

10.	Debt obligations

The balance of the Senior Secured Notes as of June 30, 2012 and December 31, 2011 is $360,000 and $325,000 respectively. On April 9, 2012, Satmex issued $35,000 aggregate principal amount of additional Senior Secured Notes (“SSN”) due in 2017.

The principal characteristics of the Senior Secured Notes are as follows:

•	Maturity is on May 15, 2017.

•	Fixed annual interest of 9.5%, payable semi-annually in arrears on May 15 and November 15 of each year.

•	Fully and unconditionally guaranteed, jointly and severally, on a first priority senior secured basis by all of the existing U.S. subsidiaries and all future material subsidiaries of Satmex, subject to certain exceptions (see Note 15).

•	Optional redemption at any time prior to May 15, 2014, pursuant to which Satmex may redeem up to 35% of the aggregate principal amount of the Notes, plus accrued and unpaid interest.

•	In the event of a change of control, the holders have the right to require Satmex to repurchase the Senior Secured Notes at 101% of their issue price, plus accrued and unpaid interest.

The indenture related to the Senior Secured Notes issued by Satmex establishes certain covenants, common for this type of transaction. Principal covenants are as follows:

•	The Company should pay the notes on the dates and in the manner provided by the indenture.

•	The Company should maintain an office or agency where the notes may be surrendered for registration.

•	The Company should furnish to the holders of the notes and the Trustee all annual reports on Form 20-F, within 180 days after the end of the financial year.

•	The Company and each guarantor should deliver to each of the Trustee and the Collateral Trustee and officers’ certificate stating that such officers have made a review of the activities of the companies.

•	The Company should not permit any of its restricted subsidiaries to declare or pay any dividends, purchase or redeem any equity interest of the Company or make any restricted investment as defined in the indenture.

•	The Company should not incur any additional indebtedness or issue preferred stock unless permitted by the indenture.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

•	The Company should not permit any of its restricted subsidiaries to consummate any asset disposition, unless permitted by the indenture.

As of June 30, 2012, Satmex has complied with these obligations.

As a result of the Recapitalization Transactions, the First Priority Old Notes were full repaid on May 26, 2011 and the Second Priority Old Notes were converted into direct or indirect equity interests in Reorganized Satmex (Successor Registrant) on May 26, 2011 (see Note 2).

11.	Shareholders’ equity

After giving effect to the Recapitalization Transactions and the application of the proceeds therefrom, Satmex is owned principally by Holdsat Mexico and Investment Holdings BV. Investment Holdings BV equity interests are owned indirectly by Satmex Investment Holdings L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Investment Holdings LP”), which owns 99.99% of such equity interests, and Satmex Investment Holdings GP Ltd., an exempted limited company organized under the laws of the Cayman Islands (“Investment Holdings GP” and together with Investment Holdings LP, “Investment Holdings”), which is the general partner of Investment Holdings LP and owns 0.01% of such equity interests. Eligible former holders of the Second Priority Old Notes own 100.00% of the interests in Investment Holdings. Holders that are not eligible to hold their interests through Investment Holdings hold shares of reorganized Satmex directly.

a.	As of June 30, 2012, the authorized, issued and outstanding common stock is as follows:

Fixed	Variable Capital Class II				Rights %
Class I Series A	Series A	Series B	Series N	Total	Voting	Economic
50,000	6,580,000	—	—	6,630,000	51.000	5.10000
—	—	6,363,339	116,877,651	123,240,990	48.950	94.80076
—	—	1,113	20,448	21,561	0.008	0.01659
—	—	4,081	74,963	79,044	0.031	0.06080
—	—	1,467	26,938	28,405	0.011	0.02185

50,000	6,580,000	6,370,000	117,000,000	130,000,000	100.000	100.00000

Satmex is authorized to issue three types of shares: Series A shares, Series B shares, and Series N shares.

•

The Series A shares of Satmex entitle holders thereof to 51.0% of Satmex’s voting rights and 5.1% of its economic rights. The Series A shares may be owned only by Mexican individuals, Mexican entities that are owned only by Mexican individuals or entities or Mexican entities in which at least 51.0% of the capital is owned by Mexican individuals or entities (if entities, only if at least 51.0% of the capital of such entities is also owned by Mexican individuals or entities). All Series A shares of Satmex are owned by Holdsat México.

•

Series B shares of Satmex entitle the holders thereof to 49.0% of Satmex’s voting rights and 4.9% of the economic rights. The Series B shares may be owned by any person including foreign investors. The Series B shares of Satmex are currently held by (i) Investment Holdings BV, with 6,363,339 shares, (ii) EJA Holdings LTD, with 1,113 shares, and (iii) Centerbridge Capital Partners SBS (Cayman) L.P., with 4,081 shares. Satmex currently holds 1,467 Series B shares in its treasury.

•

Series N shares of Satmex entitle holders of such Series N shares to 90.0% of the economic rights and limited voting rights. The holders of Series N shares may vote only on the following matters: (i) extension of Satmex’s corporate existence; (ii) dissolution; (iii) change of corporate purpose; (iv) change of nationality; (v) transformation of Satmex from one type of entity to another; (vi) merger of Satmex with and into another entity; or (vii) spin-off of certain Satmex assets into another entity. The Series N shares may be owned by any person, including foreign investors. Under Mexican law, foreign investment in Satmex’s capital, represented by full voting rights shares, may not exceed 49.0%. The Series N shares, however, are not taken into account in determining the level of foreign investment. The Series N shares of Satmex are currently held by (i) Investment Holdings BV, with 116,877,651 shares, (ii) EJA Holdings LTD, with 20,448 shares, and (iii) Centerbridge Capital Partners SBS (Cayman) L.P., with 74,963 shares. Satmex currently holds 26,938 Series N shares in its treasury.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

b.	Pursuant to a unanimous resolutions adopted by the shareholders at a meeting held on May 26, 2011, the following resolutions were authorized:

•

The outstanding shares formerly held by the NAFIN Trust and the Deutsche Trust, representing the total common stock of the Company as of May 26, 2011, were exchanged through a reverse stock split with a ratio of 10 to 1, resulting in 4,687,500 shares. The stock split has been reflected retrospectively in the accompanying unaudited condensed consolidated financial statements.

•

Variable common stock was increased by the issuance of 5,713,333 common, nominative, Class II, Series “A” shares, without par value, through cash contributions of $7,680 in exchange of 5.1% of the economic interest in the Company.

•

Variable common stock was increased by the issuance of 104,459,367 Class II ordinary shares, without par value, of which (i) 5,620,000 are Series “B” shares and (ii) 98,839,367 are Series “N” shares, through cash contributions of $82,320 in exchange for 83.254% of the economic interests in the Company.

•

Pursuant to the Plan, effective on May 26, 2011, 100% of the Second Priority Old Notes were cancelled and converted into the right to receive equity interest (the “Conversion Interest” described in Note 2), directly or indirectly, in the aggregate of 7.146% of the capital stock of the Company. The capitalization of the Conversion Rights and the cancellation of the Second Priority Old Notes were made at the face amount of the Second Priority Old Notes of $206,890, as follows:

•

Variable common stock was increased by the issuance of 9,289,800 Series “N” Class II, shares, without par value, for the capitalization of the Conversion Rights and the cancellation of the Second Priority Old Notes, through the capitalization of liabilities for $70,457.

•

A paid-in capital premium was recognized of $136,433 for the shares subscription in consideration of the Conversion Rights and the cancellation of the Second Priority Old Notes; the amount of such premium was capitalized pro rata between the shareholders of the Company in the proportion of their participation percentage in the capital stock of the Company without issuance of new shares.

•

A put premium was capitalized in the amount of $7,855, in exchange of 4.5% of the economic interests in the Company. The amount of shares issued in exchange for the capitalization of the put premium was 5,850,000 Series “N” Class II, shares, without par value.

c.	As of June 301, 2012 the common stock of Satmex amounted to $275,662.

d.	Shareholders’ equity, except restated tax contributed capital and tax-retained earnings, will be subject to income tax at the rate in effect upon distribution of such equity. Any tax paid on this distribution may be credited against annual and estimated income taxes of the year in which the tax on dividends is paid and the following two fiscal years.

e.	As of June 30, 2012, the balance of the tax contributed capital account is $2,058,484.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

12.	Income taxes

a.	Enacted tax law changes in 2010—On December 7, 2009, Mexico enacted new tax laws that became effective January 1, 2010 (the “2010 Tax Reform”). Among other things, the new laws:

•	Provide for a temporary increase in the ISR rate.

•	Disallow crediting IETU loss credit carryforwards against ISR liabilities.

The effects of these changes did not have a material effect on the Company’s financial information.

b.	Statutory income tax rates—Mexican companies are subject to a dual tax system comprised of ISR and IETU. Mexican entities pay the greater of the corporate flat tax or regular income tax and therefore determine their deferred income taxes based on the tax regime expected to be paid to in the future.

In 2012 and 2011, the ISR rate is 30%. As a result of the 2010 Tax Reform, the ISR rate will decrease to 29% for 2013 and 28% for 2014 and thereafter. Taxpayers who file tax reports and meet certain requirements may obtain a tax credit equivalent to 0.5% or 0.25% of taxable income.

The IETU rate is 17.5% in 2012 and 2011.

Based on its projections, Satmex determined that in certain fiscal years it will pay ISR, while in others, it will pay IETU. Accordingly, Satmex scheduled the reversal of the temporary differences for both ISR and IETU purposes, determined by year, and applied the respective rates to temporary differences.

The Company has not taken any uncertain tax positions for which it believes it is more likely than not, based on technical merits, that it will not receive benefits taken for its tax positions. The tax years that remain subject to examination by the tax authorities include 2007 – 2011.

c.	As of December 31, 2011, Satmex has tax loss carryforwards, which are available to offset future taxable income, as follows:

Expiration Date	Amount
Years
2012 (remaining nine months)	$63,680
2013	74,742
2014	27,538
2016	205,549
2017	22,248
2018	71,697
2021	7,385

$472,839

The amounts presented above have been adjusted for Mexican inflation as permitted by Mexican tax law. Satmex utilized tax loss carryforwards of $16,470 as of March 31, 2012.

Due to uncertainties regarding Satmex’s ability to realize the full benefit from these tax loss carryforwards, Satmex has established a valuation allowance of $28,610 as of December 31, 2011, against the deferred tax assets.

13.	Recapitalization transactions expenses

This caption includes legal, financial and regulatory expenses and fees in connection with various attempts made by Satmex in each year to carry out a restructuring, reorganization or sale transaction and/or recapitalization of its outstanding indebtedness.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

14.	Contingencies and commitments

Satellite and insurance matters

a.	In December 2011, Satmex renewed the in-orbit insurance policy for Satmex 6, which expires on December 5, 2012, and provides coverage for $288 million. The insurance companies have the right to review the terms and conditions of the insurance policy, including the right to terminate the insurance coverage.

The insurance policy terms and conditions are in accordance with current industry standards. Any uninsured loss of Satmex 6 would not have a material effect on Satmex’s results of operations and financial position.

In December 2011, Satmex renewed the in-orbit insurance policy for Satmex 5, which expires on December 5, 2012. As of June 30 2012, Satmex 5 is insured with coverage of $13.5 million. This insurance is based upon asset value and shall be reduced from $20.2 million in January 2012 to $5.4 million in December 2012.

The Satmex 5 insurance policy excludes coverage for the Xenon Ion Propulsion System (“XIPS”) and any other anomaly related to this system. It also has another exclusion related to the anomaly from the channel 1C.

Satmex 5 operates using the chemical propellant subsystem. Due to a XIPS failure that occurred during 2010, the estimated remaining life of the satellite is 0.63 years as of June 30, 2012. Such failure does not have an impact on the service capacity of Satmex 5.

The insurance policy terms and conditions are in accordance with current industry standards. Any uninsured loss of Satmex 5 could have a material adverse effect on Satmex’s results of operations and financial position.

b.	The in-orbit insurance for Solidaridad 2 was not renewed primarily because the satellite’s geostationary life was ended in 2009. Any uninsured loss of Solidaridad 2 would not have a material adverse effect on Satmex’s results of operations and financial condition.

Commitments

c.	On 2006, Satmex entered into a contract with Space Systems/Loral, Inc. (“SS/L”) and granted to SS/L a usufruct right (a Mexican law concept that grants another person the right to use and benefit from another person’s property) over certain transponders on the Satmex 5 and Satmex 6 satellites, until the end of the life of such satellites. SS/L was not required to post a bond related to the usufruct arrangement. In the event that Satmex or a new shareholder decides not to continue with the usufruct arrangement, SS/L has the right to receive the higher of a percentage of the net sale value of Satmex 6 and Satmex 5 or an amount equal to the market value related to the transponders granted under the usufruct arrangement.

d.	State Reserve—Under the orbital concessions granted by the Mexican federal government, Satmex must provide, at no charge, satellite capacity of approximately 362.88 MHz to the Mexican federal government in C- and Ku- bands.

e.	On October 15, 1997, the Mexican government granted a property concession that relates to Satmex’s use of the land and buildings on which its satellite control centers are located and allows Satmex to base its ground station equipment within telecommunication facilities that belong to the Mexican government. Under such concession, Satmex is obliged to pay an annual fee, equivalent to 7.5% of the total value of the land, which is determined by appraisal experts assigned by the Mexican federal government. For the six months ended June 30, 2012 and 2011, the fees paid were $246 and $269, respectively.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

f.	On May 7, 2010, but effective as of April 1, 2010, Satmex entered into a construction contract (the “Construction Agreement”) with SS/L for the design and construction of a new, 64 transponder, C- and Ku- band satellite, to be named Satmex 8 and which will replace Satmex 5.

The Construction Agreement provides that SS/L will have the satellite ready for shipment to the launch site prior to July 1, 2012. The Construction Agreement contemplates a fixed price for the construction of Satmex 8 and specified support services, plus additional costs depending on the launch vehicle selected and Satmex 8’s achievement of orbital performance. Payments are due from Satmex upon SS/L achieving specified milestones.

On December 23, 2010, Satmex entered into a Launch Services Agreement (the “Launch Services Agreement”) with ILS International Launch Services, Inc. (“ILS”) for the launch of Satmex 8. The Launch Services Agreement provides for the launch of Satmex 8 in the third quarter of 2012. Amounts due to ILS for launch services under the agreement are payable prior to the launch date.

g.	On June 20, 2008, SS/L and Satmex entered into an Authorization to Proceed (“ATP-S7”) for Satmex 7. On October 2, 2009, Satmex, with the approval of SS/L, assigned ATP-S7 to Alterna’TV Corp. Satmex agreed to be jointly and severally liable for Alterna’TV Corp.’s obligations under ATP-S7 and unconditionally guaranteed to SS/L the due and timely performance by Alterna’TV Corp. of all the present and future undertakings and obligations to SS/L under ATP-S7. On December 3, 2010, Alterna’TV Corp. and SS/L entered into a Second Amendment to ATP-S7, to extend the term of the ATP-S7 to December 31, 2011. On December 22, 2011, the Company entered into a Third Amendment, to extend the term of the ATP-S7 to December 31, 2012.

Satmex has no obligations beyond the $2.6 million already paid to SS/L.

h.	On February 3, 2012, the Company entered into a contract for launch services (the “Satmex Launch Services Agreement”) with Space X Exploration Technologies Corp. for the launch of a dual-satellite payload which includes its next generation satellite, designed Satmex 7 (“Satmex 7”).

On March 13, 2012, Satmex entered into a construction agreement, (the “Satmex Procurement Agreement”), with Boeing Satellite Systems International, Inc. (“Boeing”), for the design, construction and delivery of Satmex 7. The construction program provides for a 34 months construction schedule, with a scheduled launch period between December 2014 and February 2015.

On March 13, 2012, Satmex and Asia Broadcast Satellite Holdings Ltd. (“ABS”) also entered into a master procurement agreement with Boeing (the “Master Procurement Agreement”), which establishes the framework for the joint administration by Satmex and ABS of the procurement program. In addition to entering into the Satmex Procurement Agreement with Boeing, Satmex also entered into a bilateral agreement with ABS on March 13, 2012 (the “Bilateral Agreement”), in which the parties agreed to share launch services costs, allocate common procurement program costs and cross-indemnify each other for any actions or changes to the procurement program made by Satmex or ABS that adversely affect the costs, timing, delivery or launch of the other party’s satellite or satellites.

i.	Satmex leases two floors in the building where its headquarters are located. The corresponding lease agreement establishes a mandatory period of five years and three months as of October 2008 and ending in December 2013. For the six months ended June 30, 2012 and 2011, rental expense was $259 and $249, respectively. The minimum future payments are as follows:

Years
2012 (remaining six months)	$259
2013	517

$776

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

j.	Future minimum revenues due from customers under non-cancelable operating lease contracts, which include a penalty clause against customers in case of early termination, for transponder capacity on satellites in-orbit as of June 30, 2012, are as follows:

Years
2012 (remaining six months)	$51,012
2013	72,430
2014	28,459
2015	13,329
Thereafter	30,678

$195,908

Other Matters

k.	The primary and alternate control centers used by Satmex to operate its satellites form part of a building complex that also houses equipment owned and used by the Mexican federal government’s teleport and mobile satellite services systems. Under its property concession, Satmex can only use these control centers for the operation of satellites. However, the teleport of Enlaces is also housed at the primary control center. A request for approval to use the control center for the operation of Enlaces’ teleport was filed with SCT in July 2000. In March 2009, Enlaces provided the SCT with a list of the equipment and antennas being used at the control center that are independent of Satmex’s satellite operations.

On May 14, 2010, the SCT issued an amendment to the property concession granted on October 15, 1997, under which the Company may, with prior authorization from the SCT, lease or give under a commodatum (i.e., a rent-free lease) agreement, segments of the primary and alternate control centers to third parties as long as such segments are used for activities related to the subject matter of the property concession. This amendment allows the Company, among other things, to provide control and satellite operation services to other operators, with the prior authorization of the SCT. Pursuant to this amendment to the property concession, the Company filed a new authorization request for Enlaces’ teleport to be housed at Satmex’s primary control center on May 17, 2010. Authorization is pending as of the date of the accompanying unaudited condensed consolidated financial statements.

15.	Supplemental Guarantor Unaudited Condensed Consolidating Financial Statements

Satmex offered $325.0 million in aggregate principal amount of Senior Secured Notes as part of its Plan discussed in Note 2. Satmex exchanged the Senior Secured Notes for $325.0 million of registered 9.5% Senior Secured Notes due 2017 (the “Exchange Notes”). The Exchange Notes are guaranteed by all of Satmex’s U.S. domiciled subsidiaries existing on the issue date (which as of the date of these financial statements includes Alterna’TV Corp. and Alterna’TV Int. (the “Guarantors”)). Future guarantor subsidiaries are contemplated in the offering. The guarantees are full and unconditional and are joint and several obligations of the guarantors and are secured by first priority liens on the collateral securing the notes, subject to certain permitted liens.

Satmex’s investments in subsidiaries in the accompanying guarantor information are accounted for under the equity method, representing acquisition cost adjusted for Satmex’s share of the subsidiary’s cumulative results of operations capital contributions and distributions and other equity changes. The principal elimination entries relate to investments in subsidiaries and intercompany balances and transactions.

The following tables have been prepared in accordance with Regulation S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, in order to present the (i) unaudited condensed consolidating balance sheet as of June 30, 2012 (Successor registrant), (ii) unaudited condensed consolidating statements of operations and of cash flows for the six months ended June 30, 2012 of Satmex, which is the issuer of the Senior Secured Notes, the Guarantors (which are combined for this purpose), the Non-Guarantors, and the elimination entries necessary to consolidate the issuer with the Guarantor and Non-Guarantor subsidiaries.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidating Balance Sheet

As of June 30, 2012

(In thousands of U. S. dollars)

	Satmex Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations and reclassifications	Consolidated
Assets
Current assets:
Cash and cash equivalents	$87,422	$1,756	$12,908	$—	$102,086
Accounts receivable—net	15,226	3,074	6,215	(5,089)	19,426
Inventories-net	—	—	476	—	476
Prepaid insurance	1,851	45	253	—	2,149
Deferred financing costs	4,062	—	—	—	4,062
Deferred income taxes	—	—	613	(613)	—

Total current assets	108,561	4,875	20,465	(5,702)	128,199
Satellites and equipment, net	466,646	95	2,015	—	468,756
Concessions, net	40,029	—	3,704	—	43,733
Due from related parties	4,503	—	619	(5,122)	—
Intangibles assets	44,805	2,536	1,026	—	48,367
Deferred financing costs	12,331	—	—	—	12,331
Guarantee deposits and other assets	764	12	21	—	797
Investment in subsidiaries	18,355	—	—	(18,355)	—
Deferred income taxes	—	758	—	(758)	—

Total	$695,994	$8,276	$27,850	$(29,937)	$702,183

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued expenses	$9,417	$3,253	$4,245	$(5,089)	$11,826
Deferred revenue	4,645	—	—	—	4,645
Accrued interest	4,275	—	—	—	4,275
Income tax payable	—	—	—	—	—
Deferred income taxes	—	—	337	—	337

Total current liabilities	18,337	3,253	4,582	(5,089)	21,083
Debt obligations	360,669	—	—	—	360,669
Deferred revenue	24,785	—	—	—	24,785
Guarantee deposits and accrued expenses	3,920	4,554	—	(5,122)	3,352
Labor obligations	—	—	744	—	744
Deferred income taxes	24,344	—	1,210	(1,371)	24,183

Total liabilities	432,055	7,807	6,536	(11,582)	434,816
Shareholders’ equity:
Paid in capital	275,662	(1,173)	21,481	(20,308)	275,662
Deficit	(11,723)	1,642	(167)	(1,475)	(11,723)
Noncontrolling interest	—	—	—	3,428	3,428

Total shareholders’ equity	263,939	469	21,314	(18,355)	267,367

Total	$695,994	$8,276	$27,850	$(29,937)	$702,183

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidating Statements of Operations

For the six months ended June 30, 2012

(In thousands of U. S. dollars)

	Satmex Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations and consolidating adjustments	Consolidated
Revenues:
Satellite services	$60,422	$—	$—	$(3,177)	$57,245
Broadband satellite services	—	—	4,806	(11)	4,795
Programming distribution services	—	7,383	—	—	7,383
Services companies	—	—	6,708	(6,708)	—

	60,422	7,383	11,514	(9,896)	69,423

Cost of satelite services	4,471	—	1,977	(2,214)	4,234
Cost broadband satellite services	—	—	3,592	(2,561)	1,031
Cost programing distribution services	—	4,448	0	(616)	3,832
Selling and administrative expenses	8,186	887	5,557	(4,505)	10,125
Depreciation and amortization	33,673	444	409	—	34,526

	46,330	5,779	11,535	(9,896)	53,748

Operating income (loss)	14,092	1,604	(21)	—	15,675

Interest expenses	(5,454)	(73)	(7)	70	(5,464)
Interest (income)	104	0	193	(70)	227
Net foreign exchange (gain) loss	41	(1)	17	—	57

	(5,309)	(74)	203	—	(5,180)

Subsidiaries participation	1,667	—	—	(1,667)	—

Income before income tax	10,450	1,530	182	(1,667)	10,495

Income tax expense	3,291	92	36	—	3,419

Net income	7,159	1,438	146	(1,667)	7,076

Less: Net loss attributable to noncontrolling interest	—	—	—	(83)	(83)

Net income	$7,159	$1,438	$146	$(1,584)	$7,159

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Unaudited Condensed Consolidating Statements of Cash Flows

For the six months ended June 30, 2012

	Satmex Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities:
Net income	$7,159	$1,438	$146	$(1,667)	$7,076
Adjustments to reconcile net income to net cash provided by operatings activities:
Net periodic pension cost	—	—	(147)	—	(147)
Depreciation and amortization	33,673	444	409	—	34,526
Equity in earnings of subsidiaries	(1,667)	—	—	1,667	—
Deferred income taxes	3,291	(73)	(77)		3,141
Deferred revenue	(5,731)	—	—	—	(5,731)
Amortizatin of deferred financing costs	1,571	—	—	—	1,571

Changes in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	(6,714)	(819)	765	—	(6,768)
Due from/to related parties	1,998	(513)	(1,485)	—	—
Inventories	—	—	13	—	13
Prepaid insurance	1,644	(24)	(179)	—	1,441
Guarantee deposit and other assets	(71)	2	—	—	(69)
Accounts payable and accrued expenses	(4,911)	270	664	—	(3,977)
Guarantee deposits and accrued expenses	397	51	—	—	448
Interest payable	382	—	—	—	382

Net cash provided by operating activities	31,021	776	109	—	31,906

Cash flows from investing activities:
Construcction in progress Satmex 8 (including capitalized interest)	(43,134)				(43,134)
Acquisition of equipment	(337)	(9)	(70)	—	(416)

Net cash used in investing activities	(43,471)	(9)	(70)	—	(43,550)

Cash flow from financing activities:
Issuance of Notes and expenses	35,700	—	—	—	35,700
Deferred financing costs	(1,221)	—	—	—	(1,221)

Net cash provided by financing activities	34,479	—	—	—	34,479

Cash and cash equivalents
Net increase for the period	22,029	767	39	—	22,835
Beginning of period	65,393	989	12,869	—	79,251

End of period	$87,422	$1,756	$12,908	$—	$102,086

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Item 3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

(In thousands of U.S. dollars)

Results of operations for the six months ended June 30, 2012 compared to June 30, 2011.

Revenue

Revenue for the six months ended June 30, 2012 was $69.4 million, compared to $64.4 million for the same period in 2011. The net increase was due to an increase in fixed satellite services of $5.0 million and $1.6 million in programming distribution services partially offset by a decrease of $1.6 million in broadband satellite services provided by Enlaces.

	Six months ended June 30,
	2012	2011	Difference
Satellite services	$57,245	$52,212	$5,033
Broadband satellite services	4,795	6,427	(1,632)
Programming distribution services	7,383	5,782	1,601

Total revenue	$69,423	$64,421	$5,002

	(in thousands of U.S. dollars)

The net increase of $5.0 million in FSS was due to an increase of $2.7 million in new contracts, partially offset by a decrease of $0.4 million of net capacity contracted by existing customers, a decrease of approximately $1.9 million in expired contracts and an increase of $4.6 million in the state reserve amortization due to the change in its fair value of the state reserve given the push-down of acquisition accounting.

The decrease of $1.6 million in broadband satellite services was due to the expiration of the contract of one of the main customers, additionally the end of the project Enciclomedia.

The increase of $1.6 million in programming distribution services was due to an increase of $1.1 million in revenues from existing customers and $0.5 million in new contracts.

Operating Costs and Expenses

Operating costs and expenses decreased $17.9 million to $53.8 million for the six months ended June 30, 2012 (77% of revenues), from $71.7 million for the same period in 2011(111% of revenues). The table below sets forth the components of operating costs and expenses:

	Six months ended June 30,
	2012	2011	Difference
Operating costs	$9,097	$9,406	$(309)
Selling and administrative expenses	10,125	9,617	508
Recapitalization transactions expenses	—	28,766	(28,766)
Depreciation and amortization	34,526	23,883	10,643

Total operating costs and expenses	$53,748	$71,672	$(17,924)

	(in thousands of U.S. dollars)

Operating Costs

Operating costs for the six months ended June 30, 2012 decreased $0.3 to $9.1 million (13% of revenues), compared to $9.4 million for the same period in 2011 (15% of revenues). The table below sets forth the components of our operating costs:

	Six months ended June 30,
	2012	2011	Difference
Satellite services	$4,234	$5,177	$(943)
Broadband satellite services	1,031	991	40
Programming distribution services	3,832	3,238	594

Total operating costs	$9,097	$9,406	$(309)

	(in thousands of U.S. dollars)

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Satellite services costs decreased due a reduction of $0.7 million in satellite insurance and $0.2 million for personnel cost.

Programming distribution services cost increased $0.6 million due to cost of programming, programming right acquisition, and fiber optics cost.

Selling and Administrative Expenses

Selling and administrative expenses, which consist primarily of salaries and other employee compensation, professional fees, allowance for doubtful accounts and other expenses increased $0.5 million for a total of $10.1 million for the six months ended June 30, 2012 (15% of revenues), as compared to $9.6 million for the same period in 2011 (15% of revenues).

The increase in Selling and administrative expenses can be attributable to the following:

•	A decrease in personnel costs and performance bonus of $0.2 million, due to a decrease, in severance, wage taxes and other benefits.

•

A decrease of $0.7 million in allowance for doubtful accounts in Enlaces, due to the application of our internal policy relative to the allowance for doubtful accounts related to contracts regarding services to the Mexican government in the six months ended June 30, 2011, no provision for doubtful accounts for Enlaces in the same period of 2012;

•	An increase in legal and professional fees of $1.6 million;

•	A net decrease of $0.2 million in other expenses which include, travel expenses, advertising, individual insurance and non deductibles;

Recapitalization Transactions Expenses

Recapitalization transactions expenses consist primarily of fees paid to our financial and legal advisors involved in the restructuring process. Recapitalization transactions expenses were of $28.8 million for the six months ended June 30, 2011, or 45% as a percentage of revenue. During 2012 the company has not incurred in restructuring fees.

Depreciation and Amortization

Depreciation and amortization expense increased $10.6 million for a total of $34.5 million for the six months ended June 30, 2012 (50% of revenues), compared to $23.9 million in the same period in 2011 (37% of revenues). The table below sets forth the components of our depreciation and amortization expense:

	Six months ended June 30,
	2012	2011	Difference
Contract backlog	$15,417	$4,614	$10,803
Satmex 6	8,660	7,498	1,162
Satmex 5	8,171	9,616	(1,445)
Concessions	895	737	158
Equipment for satellite, furniture and equipment and other	1,383	1,418	(35)

Total depreciation and amortization	$34,526	$23,883	$10,643

	(in thousands of U.S. dollars)

As of May 26, 2011, Satmex recognized an increase in the value of their fixed and intangible assets reflecting the fair values of those assets on that date as a result of the push-down of acquisition accounting. The net increase in depreciation and amortization for the six months ended June 30, 2012 is derived from the recognition of the new values of these assets as of May 26, 2011 as a consequence of this treatment.

Operating Income

For the six months ended June 30, 2012, the operating income was $15.7 million and for the same period in 2011 the operating loss was $7.3 million, due to the reasons mentioned above.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Interest Expense

Total interest cost for the six months ended in June 30, 2012 was $5.5 million, compared to $20.7 million in the same period in 2011. The table below sets forth the components of our interest expense:

	Six months ended June 30,
	2012	2011	Difference
Existing Notes interest	$17,020	$5,050	$11,970
First Priority Old Notes interest	—	12,275	(12,275)
Second Priority Old Notes interest	—	8,649	(8,649)
Capitalized interest in Satmex 8	(13,173)	(5,573)	(7,600)
Amortization of deferred financing costs	1,571	253	1,318
Other commissions	46	38	8

Total interest expense	$5,464	$20,692	$(15,228)

	(in thousands of U.S. dollars)

The decrease of $15.2 million was mainly due to the ability of Satmex to capitalize additional $7.6 million of interest cost incurred for the six months ended June 30, 2012, as a result of the advance of the construction of Satmex 8 coupled with a lower interest rate incurred on the Existing Notes as compared to the First Priority Old Notes and the Second Priority Old Notes.

Net Foreign Exchange Gain

We recorded a foreign exchange gain for the six months ended June 2012 and 2011 of $0.1 million and $0.3 million, respectively. Foreign exchange losses and gains are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate.

Income Tax

Satmex applied different income tax rates according to the estimated date of reversal of each of the temporary items due to rate differences for each year as a result of the laws enacted on December 31, 2009. Satmex and its subsidiaries pay both (i) the business flat tax known as Impuesto Empresial a Tasa Unica, or IETU, since 2008 and (ii) the income tax known as Impuesto Sobre la Renta, or ISR. Our future projections indicate that we will continue to pay both taxes during the life of our Concessions. Accordingly, deferred taxes are calculated based on a hybrid approach, which considers a mix of both tax regimes. For the six months ended June 30, 2012, we recorded income tax expense (including both ISR and IETU) of $3.4 million on an income before income taxes of $10.5 million, while for the same period in 2011 we recorded income tax expense of $3.5 million on a loss before income taxes of $27.4 million yielding a negative effective rate in both years. The negative effective rate principally arises from the fact that interest expense, depreciation and amortization are not deductible for IETU purposes, which results in taxable income for those entities that pay IETU. The IETU tax is computed on a cash basis (excluding interest expenses).

Net Income (Loss) Attributable to Satmex

According to the factors described above, our net income increased $38.2 million to $7.2 million for the six months ended June 30, 2012, compared to a loss of $31.0 million for the same period of 2011.

Results of operations for the three months ended June 30, 2012 compared to June 30, 2011.

Revenue

Revenue for the three months ended June 30, 2012 was $37.6 million, compared to $31.8 million for the same period in 2011. The net increase was due to an increase in fixed satellite services of $5.8 million and $0.7 million in programming distribution services partially offset by a decrease of $0.7 million in broadband satellite services provided by Enlaces.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

	Three months ended June 30,
	2012	2011	Difference
Satellite services	$31,418	$25,578	$5,840
Broadband satellite services	2,475	3,241	(766)
Programming distribution services	3,693	2,974	719

Total revenue	$37,586	$31,793	$5,793

	(in thousands of U.S. dollars)

The net increase of $5.8 million in FSS was due to an increase of $1.5 million in new contracts, an increase of $0.4 million of net capacity contracted by existing customers, a decrease of approximately $0.9 million in expired contracts and an increase of $4.8 million in the state reserve amortization due to the change in its fair value of the state reserve given the push-down of acquisition accounting.

The decrease of $0.7 million in broadband satellite services was due to the expiration of the contract of one of the main customers, additionally the end of the project Enciclomedia.

The increase of $0.7 million in programming distribution services was due to an increase of $0.5 million in revenues from existing customers and $0.2 million in new contracts.

Operating Costs and Expenses

Operating costs and expenses decreased $15.8 million to $27.5 million for the three months ended June 30, 2012 (73% of revenues), from $43.3 million for the same period in 2011(136% of revenues). The table below sets forth the components of operating costs and expenses:

	Three months ended June 30,
	2012	2011	Difference
Operating costs	$4,714	$4,838	$(124)
Selling and administrative expenses	5,465	4,856	609
Recapitalization transactions expenses	—	19,920	(19,920)
Depreciation and amortization	17,268	13,661	3,607

Total operating costs and expenses	$27,447	$43,275	$(15,828)

	(in thousands of U.S. dollars)

Operating Costs

Operating costs for the three months ended June 30, 2012 decreased $0.1 to $4.7 million (13% of revenues), compared to $4.8 million for the same period in 2011 (15% of revenues). The table below sets forth the components of our operating costs:

	Three months ended June 30,
	2012	2011	Difference
Satellite services	$2,120	$2,605	$(485)
Broadband satellite services	610	550	60
Programming distribution services	1,984	1,683	301

Total operating costs	$4,714	$4,838	$(124)

	(in thousands of U.S. dollars)

Satellite services costs decreased due a reduction of $0.3 million in satellite insurance and $0.1 million for professional fees.

Programming distribution services cost increased $0.3 million due to cost of programming, programming right acquisition, and fiber optics cost.

Selling and Administrative Expenses

Selling and administrative expenses, which consist primarily of salaries and other employee compensation, professional fees, allowance for doubtful accounts and other expenses increased $0.6 million for a total of $5.5 million for the three months ended June 30, 2012 (15% of revenues), as compared to $4.9 million for the same period in 2011 (15% of revenues).

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

The increase in Selling and administrative expenses can be attributable to the following:

•	An increase in personnel costs of $0.1 million, due to an increase, in severance, wage taxes and other benefits, mainly in Alterna International and Enlaces.

•	A decrease of $0.3 million in allowance for doubtful accounts in Enlaces, due to the application of our internal policy relative to the allowance for doubtful accounts related to contracts regarding services to the Mexican government in Q2 2011, no provision for doubtful accounts for Enlaces in Q2 2012;

•	An increase in legal and professional fees of $1.3 million;

•	A net decrease of $0.5 million in other expenses which include, advertising, individual insurance, rent, maintenance and non deductibles;

Recapitalization Transactions Expenses

Recapitalization transactions expenses consist primarily of fees paid to our financial and legal advisors involved in the restructuring process. Recapitalization transactions expenses were of $19.9 million for the three months ended June 30, 2011, or 63% as a percentage of revenue. During Q2 2012 the company has not incurred in restructuring fees.

Depreciation and Amortization

Depreciation and amortization expense increased $3.6 million for a total of $17.3 million for the three months ended June 30, 2012 (46% of revenues), compared to $13.7 million for the same period in 2011 (43% of revenues). The table below sets forth the components of our depreciation and amortization expense:

	Three months ended
	June 30,
	2012	2011	Difference
Contract backlog	$7,492	$3,909	$3,583
Satmex 6	4,330	3,865	465
Satmex 5	4,085	4,688	(603)
Concessions	448	385	63
Equipment for satellite, furniture and equipment and other	913	814	99

Total depreciation and amortization	$17,268	$13,661	$3,607

(in thousands of U.S. dollars)

As of May 26, 2011, Satmex recognized an increase in the value of their fixed and intangible assets reflecting the fair values of those assets on that date as a result of the push-down of acquisition accounting. The net increase in depreciation and amortization in Q2 2012 is derived from the recognition of the new values of these assets as of May 26, 2011 as a consequence of this treatment.

Operating Income

For the three months ended June 30, 2012 the operating income was $10.1 million and for the same period the operating loss was $11.5 million, due to the reasons mentioned above.

Interest Expense

Net interest cost for the three months ended in June 30, 2012 was $3.0 million, compared to $10.0 million for the same period in 2011. The table below sets forth the components of our interest expense:

	Three months ended
	June 30,
	2012	2011	Difference
Existing Notes interest	$8,903	$5,051	$3,852
First Priority Old Notes interest	—	4,760	(4,760)
Second Priority Old Notes interest	—	3,344	(3,344)
Capitalized interest in Satmex 8	(6,756)	(3,407)	(3,349)
Amortization of deferred financing costs	797	254	543
Other commissions	22	17	5

Total interest expense	$2,966	$10,019	$(7,053)

(in thousands of U.S. dollars)

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

The decrease of $7.0 million was mainly due to the ability of Satmex to capitalize additional $3.3 million of interest cost incurred in Q2 2012, as a result of advance of the construction of Satmex 8 coupled with a lower interest rate incurred on the Existing Notes as compared to the First Priority Old Notes and the Second Priority Old Notes.

Net Foreign Exchange Gain

We recorded a foreign exchange loss for the three months ended June 30, 2012 of $0.5 million and an exchange gain of $0.1 million for the same period in 2011. Foreign exchange losses and gains are calculated based on outstanding balances of Mexican peso-dominated assets and liabilities relative to the prevailing U.S. dollar/Mexican peso exchange rate.

Income Tax

Satmex applied different income tax rates according to the estimated date of reversal of each of the temporary items due to rate differences for each year as a result of the laws enacted on December 31, 2009. Satmex and its subsidiaries pay both (i) the business flat tax known as Impuesto Empresial a Tasa Unica, or IETU, since 2008 and (ii) the income tax known as Impuesto Sobre la Renta, or ISR. Our future projections indicate that we will continue to pay both taxes during the life of our Concessions. Accordingly, deferred taxes are calculated based on a hybrid approach, which considers a mix of both tax regimes. For the three months ended June 30, 2012, we recorded income tax benefit (including both ISR and IETU) of $0.5 million on an income before income taxes of $6.8 million, while for the same period in 2011 we recorded income tax expense of $3.3 million on a loss before income taxes of $21.3 million yielding a negative effective rate in both years. The negative effective rate principally arises from the fact that interest expense, depreciation and amortization are not deductible for IETU purposes, which results in taxable income for those entities that pay IETU. The IETU tax is computed on a cash basis (excluding interest expenses).

Net Income (Loss) Attributable to Satmex

According to the factors described above, our net income increased $32.1 million to $7.4 million for the three months ended June 30, 2012, compared to a loss of $24.7 million for the same period of 2011.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

PART II — OTHER INFORMATION

Item 1.	Legal Matters

None.

Item 2.	Other Matters

Liquidity and Capital Resources

Satmex’s cash balance as of June 30, 2012 was $102.1 million compared to $79.3 million on December 31, 2011, an increase of $22.8 million. At June 30, 2012, Satmex had total debt of $360.0 million. This amount represents the Notes issued on May 5, 2011 and April 9, 2012.

We generally rely on cash generated from our operations, capital increases and long-term debt to fund our working capital needs, capital expenditures, interest payments and debt repayments. As a consequence of our operating activities, cash flow from operations improved from 2008 through December 31, 2011. As of June 30, 2012, we had cash and cash equivalents of approximately $102.1 million. However, our business is very capital intensive. We may continue to face liquidity constraints as our capital expenditures increase in connection with the construction, launch and insurance of new satellites and the expansion and upgrade of our satellite network.

Substantially all of our capital expenditures are denominated in U.S. dollars. Our total capital expenditures, including capitalized interest for the continued development and construction of satellites, were $43.6 million, $195.1 million, $67.7 million and $1.8 million for the six months ended June 30, 2012 and the years ended December 31, 2011, 2010 and 2009, respectively. Capital expenditures related to Satmex 8 were $28.1 million during the six months ended June 30, 2012, $192.9 million for the year ended December 31, 2011 and $63.1 million for the year ended December 31, 2010, which include $13.2 million, $11.7 million and $2.6 million of capitalized interest costs for the six months ended June 30, 2012 and the years ended December 31, 2011 and 2010, respectively. During the six months ended June 30, 2012 and the years ended December 31, 2011, 2010 and 2009, we invested $0.4 million, $2.2 million, $4.6 million and $1.8 million, respectively, in electronic, data and processing equipment, infrastructure and vehicles. The table below sets forth our capital expenditures for the periods indicated:

	Six months ended June 30, 2012	Year ended December 31,
		2011	2010	2009
	(In millions of U.S. dollars)
Acquisition of property, furniture and equipment	$0.4	$2.2	$4.6	$1.8
Construction of Satmex 7	13.8	—	—	—
Construction of Satmex 8	28.1	192.9	63.1	—
Deposit for F4	1.3	—	—	—

	$43.6	$195.1	$67.7	$1.8

	(In millions of U.S. dollars)

We expect the net proceeds from the Recapitalization Transactions and the cash flow generated from our operations to be sufficient to fund our working capital and capital expenditures needs through the remaining portion of 2012, including the payments to be made during 2012 in connection with the construction, launch and insurance of Satmex 8, which we estimate to be $67.3 million of the total cost of approximately $317.7 million (which does not include capitalized interest). We anticipate funding any future capital expenditures, including the construction, launch and insurance of Satmex 7, from proceeds raised through the offering of the Notes and from cash from operations. There can be no assurance that we will have sufficient financial resources to fund such expenditures.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Sources and Uses of Cash

The following table sets forth our major sources and (uses) of cash for each period as set forth below:

	Six Months Ended June 30, 2012	Year Ended December 31,
		Successor 2011	Predecessor 2011	2010	2009
Net cash provided by operating activities	$31.9	$32.3	$8.1	$41.0	$46.0
Net cash used in investing activities	$(43.5)	$(152.1)	$(42.9)	$(67.7)	$(1.8)
Net cash provided by financing activities	$34.5	$(148.5)	$306.7	—	—
(in million of U.S. dollars)

Operating Activities

Our operations for six months ended June 30, 2012 generated $31.9 million in positive cash flow despite our net income which was principally due to significant non-cash expenses, including $34.5 million of depreciation and amortization. Changes in operating assets and liabilities during the first six months of 2012 negatively affected our cash flow by $2.6 million. Although we experienced slower collections of accounts receivables of the Mexican federal government of $6.8 million, we were able to age certain of our payables as compared to the corresponding period in the prior year in order to manage cash flows.

Notwithstanding our net loss, our operations for the period from January 1, 2011 to May 25, 2011 generated $8.1 million in positive cash flow while our operations for the period from May 26, 2011 to December 31, 2011 generated $32.3 million in positive cash flow. This is due to the fact that our net loss is comprised of certain significant non-cash expenses, principally $17.0 million and $46.5 million of depreciation and amortization for the periods from January 1, 2011 to May 25, 2011 and May 26, 2011 to December 31, 2011, respectively.

Our operations for 2010 generated $41.0 million in positive cash flow despite our net loss which was principally due to significant non-cash expenses, including $43.4 million of depreciation and amortization and $15.5 million of accrued and capitalized paid-in-kind interest. Changes in operating assets and liabilities during 2010 negatively affected our cash flow by $2.2 million principally as a result of slower collections of accounts receivable when compared to our revenue growth in 2010, as well as an IETU tax credit in excess of $3.2 million as a result of capital expenditures for Satmex 8 which has not yet been realized in cash.

Our operations for 2009 generated $46.0 million in positive cash flow despite our net loss which was principally due to significant non-cash expenses, including $47.7 million of depreciation and amortization and $14.3 million of accrued and capitalized paid-in-capital interest. Changes in operating assets and liabilities during 2009 positively affected our cash flow in excess of $4.2 million, primarily as a result of net collections of accounts receivable, which more than offset payments made against accounts payable, accrued expenses and income taxes and prepaid insurance.

Investing Activities

Our net cash used in investing activities for the six months ended June 30, 2012 primarily resulted from the payments associated with the construction of satellites and our investment in infrastructure, vehicles and electronic, data and processing equipment.

Our net cash used in investing activities for the year ended December 31, 2011 primarily resulted from the payments associated with the construction of Satmex 8 and our investment in infrastructure, vehicles and electronic, data and processing equipment.

Our net cash used in investing activities for the year ended December 31, 2010 primarily resulted from the payment associated with the execution of an ATP for the future construction of Satmex 8 and our investment in infrastructure, vehicles and electronic, data and processing equipment. Our net cash used in investing activities for the years ended 2009 and 2008 resulted from similar equipment investments.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Financing Activities

Our net cash provided by financing activities during the six months ended June 30, 2012 consisted of the issuance of the Notes for $35.0 million net of the payment of debt issuance costs of $1.2 million. We did not experience cash inflow or outflow from financing activities for the years ended December 31, 2010 and 2009. Our net cash provided by financing activities for the period from January 1, 2011 to May 25, 2011 consisted of the issuance of the Notes for $325.0 million net of the payment of debt issuance costs of $18.2 million. Our net cash used in financing activities for the period from May 26, 2011 to December 31, 2011 consisted principally of the repayment of the First Priority Old Notes of $238.2 million, partially offset by the proceeds received from the issuance of equity of $90.0 million.

We believe that after the Recapitalization Transactions, our current sources of liquidity are sufficient to meet our operating requirements for 2012.

Item 3.	Exhibits

None.

SATÉLITES MEXICANOS, S.A. DE C.V. AND SUBSIDIARIES

Item 4.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Satélites Mexicanos, S.A. de C.V. (Registrant)

Date: August 13, 2012	By:	/s/ René Moran Salazar

(Signature)
René Moran Salazar Interim Chief Financial Officer

* * * * * *